1750 Kettner Blvd., Suite 416
San Diego, CA 92101
Tel: (702) 275-2181 * Fax: (619) 684-3512
john@dolkartlaw.com

Via Facsimile to: 713-813-6982

August 18, 2011

Anne Nguyen Parker, Branch Chief
Douglas Brown, Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Facsimile: 703-813-6982

Re:	Success Exploration & Resources, Inc.
Registration Statement on Form S-1 File No. 333-167001 (Filed August 9, 2011)

Dear Ms. Nguyen Parker and Mr. Brown:

This letter is written to make a formal request, on behalf of Success Exploration & Resources, Inc. (the “Company”), for an acceleration of the effectiveness of its registration pursuant to Form S-1 to August 22, 2011. Thank you in advance for your prompt attention to this matter, should you have any further inquiries please contact the undersigned attorney for the Company.

                      Kind Regards,

                      /s/ John E. Dolkart, Jr., Esq.

CC: Alexander Long - President and CEO